Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Income (loss) from continuing operations before taxes	$599	$1,234	$(521)	$(137)	$1,675
Sub-total of fixed charges	308	307	292	303	325
Sub-total of adjusted income (loss)	907	1,541	(229)	166	2,000
Interest on annuities and financial products	2,488	2,499	2,513	2,538	2,525
Adjusted income (loss) base	$3,395	$4,040	$2,284	$2,704	$4,525
Fixed Charges
Interest and debt expense (1)	$286	$286	$261	$281	$284
Interest expense related to uncertain tax positions	9	7	13	2	21
Portion of rent expense representing interest	13	14	18	20	20
Sub-total of fixed charges excluding interest on annuities and financial products	308	307	292	303	325
Interest on annuities and financial products	2,488	2,499	2,513	2,538	2,525
Total fixed charges	$2,796	$2,806	$2,805	$2,841	$2,850

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on annuities and financial products (2)	2.94	5.02	NM	NM	6.15
Ratio of adjusted income (loss) base to total fixed charges (2)	1.21	1.44	NM	NM	1.59

(1)	Interest and debt expense excludes an $8 million loss, $5 million loss and $64 million gain related to the early retirement of debt in 2011, 2010 and 2009, respectively.
(2)
The ratios of earnings to fixed charges for the years ended December 31, 2009 and 2008, indicated a less than one-to-one coverage and are therefore not presented.  Additional earnings of $521 million and $137 million would have been required for the years ended December 31, 2009 and 2008, respectively, to achieve ratios of one-to-one coverage.